

Mail Stop 3561

January 2, 2018

Via E-mail
Charles E. Young
Chief Executive Officer
Smart Sand, Inc.
1725 Hughes Landing Blvd, Suite 800
The Woodlands, Texas 77380

> **Re:** **Smart Sand, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 11, 2017**
> **File No. 333-221994**

Dear Mr. Young:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities, page 15

1. We note your disclosure on pages 16 and 19 that your direct or indirect subsidiaries may guarantee the debt securities. If you intend to issue guarantees under the indenture, please include the guarantees in the registration fee table, add the subsidiaries that may guarantee the debt securities as registrants to the filing, and revise the legal opinion to include the guarantees. Please also tell us how you intend to comply with the financial statements requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. If you intend to add subsidiary guarantors in the future, tell us how you plan to add such guarantors as co-registrants. For guidance, please refer to Example No. 2 in Appendix B of Securities Act Release No. 33-7649 (February 26, 1999).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Ryan J. Maierson, Esq.
     Latham & Watkins LLP